Exhibit 99.(a)24 - Senior Leadership Letter

LUCENT TECHNOLOGIES
SENIOR LEADERSHIP UPDATE
May 3, 2002

IN THIS ISSUE:  Reminder of Important Guidelines Governing Discussions of the Stock Option Exchange Offer

Last week we announced that Lucent’s Board of Directors approved a Stock Option Exchange Offer that will enable eligible employees to exchange certain outstanding stock options for the opportunity to receive an option for a smaller number of shares at a grant price expected to be established in November. The details of this offer are contained in an “Offer to Exchange” filed Apr. 22, 2002 with the Securities and Exchange Commission.

Many of you will be conducting meetings with your organizations during the next few weeks. So I’d like to remind you again of the importance of following the guidelines we issued in the Apr. 22 Senior Leadership Update, which follow below, and emphasize that you must strictly adhere to them.

We also are sending a letter to all employees today reminding them, among other things, that they should rely only on the information contained in the offer; that no one at Lucent is authorized to give them advice, interpret the offer or make a recommendation on whether or not they should participate; and recommending that if they want additional advice, they should seek it from their personal advisor at their own expense.

If you have any questions, please call Paul Diczok, Corporate Counsel - Corporate Matters at 908-582-2280, or Steve Kronheim, Corporate Counsel - Compensation and Benefits, at 908-582-2273.

Rich Rawson
Senior Vice President,
General Counsel and Secretary

Important Guidelines

This is technically a tender offer. Under SEC rules, this offer must remain open for at least 20 business days. If the material terms of the offer are modified or amended, or an interpretation is provided that is not included in the offer, Lucent may be required to extend the period that the offer remains open.

To avoid delaying the closure of this offer, you and the supervisors you support must not discuss the terms of the offer with employees -- verbally or in writing -- and must not give them advice on whether they should participate. No person or group, either inside or outside of Lucent, has been authorized by the company to discuss the terms of the offer or give advice about it. Such discussions, interpretations or advice could subject you and Lucent to liability, and any written communications could require Lucent to extend the offer period.

Therefore, supervisors should only refer employees to the documents we are providing in connection with the offer.

We will be sending a separate letter to supervisors advising them that they should not counsel their employees in any way about this offer, except to refer them to the Offer to Exchange and related materials.

If employees ask your advice or any questions about the offer, you should only refer them to the documents we are providing in connection with the offer.

Please direct all questions from employees about the offer to the Lucent Exchange Offer Web Site at [web site link]. Employees without access to a Lucent computer or who do not have a valid lucent.com e-mail address should refer to the printed materials sent to them. They also can call questions into the Lucent Exchange Offer Support Center at (877) 843-9488 (in the United States) or +1 (847) 883-0830 (outside the United States).

We will not even be able to run letters from employees in LT Today that express opinions about the merits of the offer out of concern that it may be interpreted as providing a forum for people to influence other employees to take advantage of the offer.

Employees may ask why we are offering an exchange rather than granting new options today or re-pricing existing options. The LT Today Flash includes a perspective from Pat Russo that answers these questions. If you are asked these questions, please refer employees to the article in LT Today. For your reference, Pat’s perspective appears below.

Some Perspectives from Pat Russo

I want to provide my perspective on why the company has chosen to make this offer at this time, and answer some of the questions that are likely to be on people’s minds.

Stock options have been a part of our overall compensation philosophy since the Global Founders Grant was made in 1996. I firmly believe in the concept of employees as owners. Granting stock options to employees gives people a personal stake in the company’s success. Combined with fair base pay, competitive benefits and a performance-based annual incentive opportunity, stock options can help to attract, retain and motivate people over the longer term.

In the early years of Lucent Technologies, we tried to create a compensation calendar in which we addressed compensation issues, including the granting of options, at or near the beginning of each fiscal year (that is, in the November to December timeframe). The events of the past two years took us off that track. As the market declined and Lucent’s stock price dropped, we recognized that many of our previous option grants had lost their ability to motivate employees. To address this situation, we made new, off-cycle grants as we tried to link the work and pay of employees to the company’s success. Between August of 2000 and October of 2001, the company granted a large number of options to tens of thousands of people across the business. The vast majority of those options are at grant prices that now serve little motivational purpose.

After the completion of this Stock Option Exchange Offer, we intend to maintain an annual option grant cycle that stays on plan and on calendar, beginning this December.

Why not just grant new options?

A logical question that may be on people’s minds is this: “Why not just grant additional new options now at a historically low stock price?” In short, we have a limited pool of options that we may grant under our plans, so we cannot continue our recent practice of making additional grants. We will be asking our shareowners next year to approve a new option plan with additional shares that will be needed to cover annual grants over several future years.

This offer balances the benefits to employees with the interests of shareowners by reducing the potential dilution that would result if we were simply to make an additional grant of stock options without reducing the number of shares subject to outstanding options. By exchanging old options for new, this offer has the potential to reduce the number of shares underlying our option grants and strengthen their motivational value.

People may also ask: “Why not just re-price the existing options?” If we were to merely re-price outstanding options, we could be required to take a charge in our financial statements, which could reduce our earnings substantially for as long as the re-priced options are outstanding. This would create a risk of greater earnings volatility in the future. The same issue would be created if we fail to wait at least six months and a day before granting new options.

For these reasons, we chose the exchange offer as the most effective way to provide the incentive value of market-priced options at the same time as we reduce the number of shares subject to outstanding options. -- Pat Russo

How Employees Can Get More Information and Participate

Participation in the offer is voluntary. Within several days, eligible U.S. employees with a valid lucent.com e-mail address and access to a company-supplied computer will receive a link to the Lucent Exchange Offer Transaction Web Site. Accessing this site provides employees with a tool that will enable them to review a summary of their outstanding stock options, model their election choices, see how the exchange ratios affect their shares, and submit their election form online.

Alternatively:

•	Eligible U.S. employees who do not have access to Lucent’s Web site, are on a company-approved leave of absence or short-term disability, or are covered by a collective bargaining agreement, will receive a paper copy of the materials and instructions on how to participate at their home address of record.

•	Eligible employees outside the United States will receive the materials and instructions at their workplace or home address of record.

Only employees who hold options eligible for exchange will receive a link to the Offer Transaction Web Site or printed materials.

Employees who believe they hold eligible options but do not receive a link or printed materials, should contact the Support Center at 877-843-9488 (in the United States), or +1 847-883-0830 (outside the United States).

Due to local laws, this offer cannot be extended to eligible Belgium employees until approval is obtained from the appropriate regulatory authorities.

Employees of Agere Systems are not eligible to participate since they have their own compensation and incentive plans.

Thank you, in advance, for your cooperation.

Rich Rawson Senior Vice President, General Counsel and Secretary	Pam Kimmet Senior Vice President Human Resources

Lucent Technologies Senior Leadership Update is a proprietary publication of Lucent Technologies Public Relations. We send the publication to all executives and officers in the company, so that you will have advance information about major announcements and initiatives, and so that you can pass the information on to the people with whom you work. For further information, please contact Loren Talley (Telephone: 908-582-6040; Facsimile: 908-582-6630; Mail: Room 3C-420, 600 Mountain Ave., Murray Hill, NJ 07974; e-mail: ltalley@lucent.com).